SEC Mail Processi

22007000

NOV 29 2022

Washington, DC

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SEC FILE NUMBER
8-36638

FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/1/2021 (MM/DD/YY) AND ENDING 9/30/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: SA Stone Wealth Management Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2 Perimeter Park South, Suite 500
(No. and Street)

Birmingham	AL	35243
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Graham Wilson	205-414-3324	graham.wilson@stonex.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Warren Averett, LLC
(Name – if individual, state last, first, and middle name)

2500 Acton Road	Birmingham	AL	35243
(Address)	(City)	(State)	(Zip Code)

5/17/2005	2226
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

We, Jay W. Carter and R. Graham Wilson, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of SA Stone Wealth Management Inc., as of September 30, 2022, is true and correct. We further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title:
CEO, SA Stone Wealth Management Inc.

My Commission Expires
September 2, 2025

STEPHEN J SIKORSKI
Notary Public
Alabama State at Large

[signature]
Notary Public

Signature: [signature]

Title:
Divisional Controller, SA Stone Wealth Management Inc.

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Warren Averett
CPAs AND ADVISORS

2500 Acton Road
Birmingham, AL 35243
205.979.4100
warrenaverett.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of SA Stone Wealth Management Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of SA Stone Wealth Management Inc. (a Delaware corporation) as of September 30, 2022, and the related notes to the financial statement. In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of SA Stone Wealth Management Inc. as of September 30, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of SA Stone Wealth Management Inc.'s management. Our responsibility is to express an opinion on SA Stone Wealth Management Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to SA Stone Wealth Management Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Warren Averett, LLC

We have served as SA Stone Wealth Management Inc.'s auditor since 2013.
Birmingham, Alabama
November 28, 2022

SA STONE WEALTH MANAGEMENT INC.
(A Wholly-Owned Subsidiary of StoneX Group Inc.)
Statement of Financial Condition
September 30, 2022

Assets		
Cash and cash equivalents, and restricted cash	$	7,738,847
Deposits with and receivables from clearing brokers		3,385,861
Notes receivable, net		2,260,790
Deferred tax assets, net		1,635,448
Intangible assets (less accumulated amortization of $809,253)		1,517,747
Furniture and equipment (less accumulated depreciation of $950,672)		112,936
Other assets		2,167,880
Total assets	$	18,819,509
Liabilities and Stockholder's Equity		
Due to parent	$	1,321,402
Payable to financial advisors		2,060,161
Due to affiliates		823,555
Other liabilities		1,637,532
Total liabilities		5,842,650
Stockholder's equity:		
Common stock, $0.001 par value. 2,500 shares authorized, issued, and outstanding		2
Additional paid-in capital		8,757,139
Retained earnings		4,219,718
Total stockholder's equity		12,976,859
Total liabilities and stockholder's equity	$	18,819,509

See accompanying notes to statement of financial condition.

(1) Organization and Summary of Significant Accounting Policies

(a) Description of Business

SA Stone Wealth Management Inc. (the Company), is a wholly-owned subsidiary of StoneX Group Inc. (StoneX or the Parent). The Company is a registered broker/dealer with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company's principal business activities include the execution of securities transactions for institutional and retail customers, as well as sales of insurance products to retail customers. Institutional and retail customers are introduced to the Company through a network of independent financial advisors and third-party marketing agreements with various banks. A significant portion of the securities transactions are settled through an affiliated clearing broker on a fully disclosed basis. The securities not cleared through the affiliated clearing broker are cleared through RBC and Pershing.

The Company contracts with StoneX Financial Inc. (SFI), an affiliate, to serve as the clearing and carrying broker, to clear and perform the majority of other back office operations, and to maintain and preserve all books and records required by applicable provisions of law and applicable rules of the SEC. Under the terms of the agreement, the Company has ultimate responsibility for any loss, liability, damage, cost, or expense incurred as a result of the failure of any account to make timely payment for the securities purchased or timely and good delivery of securities sold on the account. Management has not experienced and does not expect any significant losses under this agreement.

(b) Use of Estimates in Statement of Financial Condition

The accounting principles used in preparing the statement of financial condition conform with accounting principles generally accepted in the United States of America (U.S. GAAP) and with general practices followed by broker/dealers in the securities industry. These principles and practices require management to make estimates and assumptions about future events. On an ongoing basis, the Company evaluates its estimates and assumptions, including those related to fair value measurements, allowance for deferred taxes, and contingent liabilities. These estimates and assumptions are based on management's best estimates and judgments. Management adjusts such estimates and assumptions when facts and circumstances dictate. The Company bases its estimates on historical experience and the current economic environment and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities not readily apparent from other sources. Fair value measurements and contingent liabilities are potentially subject to material changes in the near term. Actual results could differ significantly from those estimates.

(c) Cash, Cash Equivalents and Restricted Cash

Cash and cash equivalents include short-term, highly-liquid investments with original maturities of three months or less and are not restricted as to use. The Company's cash and cash equivalents are composed of noninterest-bearing deposits and money market funds.

The Company's money market funds are included within Level 1 of the fair value hierarchy, which is based on the nature of the inputs used to determine the fair value at the measurement date.

(1) Organization and Summary of Significant Accounting Policies (continued)

(d) Accounting for Securities Transactions and Other Activity

Receivables/payables with broker/dealers, if any, are recorded on a settlement-date basis, which does not differ materially from a trade-date basis.

Included within other assets are securities owned, which are stated at fair value.

(e) Furniture and Equipment

Furniture and equipment are carried at cost less accumulated depreciation.

(f) Other Assets

Other assets consist primarily of prepaid assets and accrued revenues. The prepaid assets and accrued revenues had balances of $943,645 and $1,156,282 respectively, as of September 30, 2022. Prepaid assets primarily consist of advance payments made for services that will be charged to expense in future periods when services are rendered. Accrued revenues relates to income earned on securities transactions traded but not settled as of year-end, as well as certain unbilled receivables for managed fees processed through third party platforms.

(g) Intangible assets

Identifiable intangible assets have an estimated period of benefit of seven years. Identifiable intangible assets are tested for impairment at least annually, or whenever events or changes in circumstances suggest the carrying value of an asset or asset group may not be fully recoverable. Residual value is presumed to be zero for all identifiable intangible assets.

(h) Subsequent Events

The Company has evaluated subsequent events and their potential effects on the statement of financial condition through the date of the issued statement of financial condition. The Company does not believe there are any material subsequent events that would require further recognition or disclosure to the September 30, 2022 statement of financial condition.

(2) Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and which requires a ratio of aggregate indebtedness of not more than 15 times net capital, as defined. At September 30, 2022, the Company had net capital of $5,581,191, which was $5,193,284 in excess of required net capital.

The Company claims an exemption from the provisions of the SEC's Customer Protection – Reserves and Custody of Securities Rule (Rule 15c3-3) pursuant to Section (k)(2)(ii) of the Rule.

(3) Commitments and Contingencies

The Company, in its capacity as a broker/dealer and underwriter, is subject to litigation and various claims in the ordinary course of business, as well as regular examination by regulatory agencies. Management does not expect that the resolution of any litigation or regulatory matters will have a material impact on the Company's financial position.

(4) Related-Party Transactions

SFI and the Parent provides management, consulting, and financial services to the Company. Such services include, but are not necessarily limited to, advice and assistance concerning any and all aspects of the operation, planning, and financing of the Company.

Additionally, SFI and the Parent provide office space and communications services to the Company in the normal course of operations.

Cash and cash equivalents are held in accounts with SFI. SFI serves as the custodian for the Company for securities, cash, and other property owned by or in fiduciary accounts. SFI occasionally maintains cash balances in excess of the insured limits of the Federal Deposit Insurance Corporation. However, management has not and does not expect to incur any losses related to the excess cash balances.

(5) Deposits with and receivables from clearing brokers

The Company is required to maintain a deposit with its clearing brokers according to the terms of its fully disclosed clearing agreements. The deposits are refundable to the Company upon termination of the agreement. The Company maintains a total deposit balance of $601,048 as of September 30, 2022. The Company also has a receivable balance due from clearing brokers related to securities transactions cleared through RBC and Pershing. Receivables due from the clearing firms are reconciled monthly.

(6) Notes receivable, net

Notes receivable consists of cash promissory notes and forgivable promissory notes issued to financial advisors in the normal course of business. Notes receivable includes a reserve for uncollectible amounts which reflects the Company's best estimate of probable inherent losses in the account. The Company considers a number of factors included but not limited to historical collection experience, payment terms and aging of the financial asset, as well as specific identification in certain circumstances. The allowance for credit losses related to notes receivables was $229,177 as of September 30, 2022.

(7) Intangible Assets, net

Intangible assets include purchased customer-based assets with a gross amount of $2,327,000 and accumulated amortization of $809,253.

(8) Income Taxes

The Company is included in the consolidated federal income tax return filed by StoneX. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from StoneX. The amount of current and deferred taxes payable or refundable is recognized as of the date of the statement of financial condition, utilizing currently enacted tax laws and rates.

Deferred tax assets and liabilities are determined under the asset-liability method based on the differing bases of assets and liabilities for financial reporting and income tax reporting purposes using enacted tax rates in effect for the applicable tax periods. The net deferred tax assets in the statement of financial condition has been recorded as follows:

	September 30, 2022
Deferred tax assets:	
Bad debt reserves	$ 148,629
Intangibles	1,575,442
Accrued vacation	35,234
Accrued expenses	30,659
Total deferred tax assets	1,789,964
Deferred tax liabilities:	
Furniture and equipment	(4,218)
Prepaid expenses	(150,298)
Total deferred tax liabilities	(154,516)
Deferred tax assets, net	$ 1,635,448

Management assesses the available positive and negative evidence to estimate if sufficient taxable income will be generated to permit the use of its deferred tax assets. On the basis of this evaluation, as of September 30, 2022, the Company believes it is more likely than not that it will realize the tax benefit of the deferred tax assets in the future.

ASC 740 defines the threshold for recognizing the benefits of tax return positions in the statement of financial condition as "more-likely than-not" to be sustained by the taxing authority. This section also provides guidance on the derecognition, measurement, and classification of income tax uncertainties in interim periods. As of September 30, 2022, the Company had no unrecognized tax benefits related to federal or state income tax matters. With few exceptions, the Company's tax returns for tax years prior to 2018 are no longer subject to income tax examinations by the U.S. federal, state, or local tax authorities. StoneX has filed tax returns through fiscal year ended September 30, 2021.